Mail Stop 6010

								February 22, 2006


Robert L. Cashman
Director, President, and Chief Executive Officer
Smart Truck Systems, Inc.
22101 Alessandro Blvd.
Moreno Valley, CA. 92553

	Re:	Smart Truck Systems, Inc.
		Registration Statement on Form SB-2, Amendment 4
		Filed February 13, 2006
		File No. 333-128107

Dear Mr. Cashman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM SB-2

Exhibit 23.2

1. Please revise your consent to reference the dual dates of your auditors` report.

Selected Financial Highlights, page 4

2. Please provide the information for the six months ended
December
31, 2005 instead of the quarter ended December 31, 2005.

Description of the Business, page 19

1. We note the revisions pursuant to comment 3. As February 2006 is almost ended, please either update the time estimates as to when you will deliver the side loaders to Honolulu or state that you have delivered them, as applicable.

Note 1 - Summary of Accounting Policies, page F-7

History, page F-7

3. We note your response to comment number 5. To clarify why this transaction was recorded as a reverse acquisition, please expand your disclosure to identify Homesmart.com as the legal acquirer who issued the shares to acquire Smart Truck. It is unclear why being a shell would necessarily result in reverse acquisition accounting. It appears that you accounted for this merger as a reverse acquisition because the shareholders of the legally acquired company, Smart Truck, obtained a majority of the shares of the combined entity. If this is correct, please revise your disclosure accordingly to include this information.

Balance Sheet, FR-2

4. Please revise your balance sheet to show the comparative financial information as of June 30, 2005 and not December 31, 2004.

Statement of Income, page FR-3

5. In accordance with Instruction 1 to Item 310 (b) of Regulation
S-B,
please revise your Statement of Income to include the financial information for the six months ended December 31, 2005 and the comparable period of the preceding fiscal year.

Statement of Cash Flows, page FR-5

6. Your Statement of Cash Flows should show the period from the latest
fiscal year end to the interim balance sheet date (July 1, 2005 through December 31, 2005) and the corresponding period in the prior fiscal year and not the activity for your period from October 1,
2005
through December 31, 2005. Please revise your financial statements accordingly.

*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Dana Hartz at (202) 551-3648 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Dennis Brovarone
	Attorney and Counselor at Law
	18 Mountain Laurel Drive
	Littleton, Colorado 80127
??

??

??

??

Robert L. Cashman
Smart Truck Systems, Inc.
February 22, 2006
Page 1